Suite 400 - 570 Granville Street Vancouver, BC V6C 3P1 Canada Telephone: (604) 689-1022 Facsimile: (604) 681-4760 www.macdonaldtuskey.com	CORPORATE AND SECURITIES LAWYERS

Reply Attention of         William L. Macdonald
Direct Tel.                        (604) 648-1670
Email Address                 wmacdonald@wlmlaw.ca
Our File No.                     27084-001

October 2, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Mara L. Ransom
Assistant Director

Dear Sirs:

Re:	General Metals Corporation
Preliminary Proxy Statement on Schedule 14A
Filed June 7, 2013
File No. 000-30230

We are the solicitors for the Company.  We refer to your letter of July 2, 2013 addressed to the Company with your comments on the Company's Preliminary Proxy Statement on Schedule 14A filed on June 7, 2013.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.           Please tell us why you are soliciting proxies to elect Messrs. Forbush, Bigler, Marting Medhi and Dyer as directors.  It appears that these individuals were elected on December 12, 2012 to serve as your directors until your next annual meeting; however, your disclosure under Proposal No. 1 does not acknowledge as much.  It also does not appear that any of these individuals have resigned from your board since being elected on December 12, 2012.

Pursuant to the General Corporation Law of the State of Delaware and pursuant to the Bylaws of the Company, the Company is required to hold an annual meeting of stockholders, at which meeting directors of the Company are to be elected.  In an effort to reduce costs of a second mailing in 2013 for a meeting at which directors would be elected, the directors have elected to hold both an annual and special meeting to meet the requirements of the State of Delaware and the Company's Bylaws.

Page | 2

Proposal No. 3

2.           Your indication that one of the reasons for the Reverse Stock Split is to "decrease the liquidity" of your stock is unclear.  Please explain why the board of directors would like to decrease the liquidity of your stock.

We have amended the disclosure to better reflect the reasons for the reverse stock split.

3.           Please revise to consistently disclose the treatment of fractional shares resulting from the reverse stock split.  We note the disclosure in "Effects of the Reverse Stock Split" that stockholders will receive cash in lieu of fractional shares.  We also note the disclosure in "Fractional Shares" that fractions shares resulting from the reverse stock split will be rounded up to the nearest whole number.

Disclosure regarding the cash in lieu of fractional shares has been removed.

4.           We note the statement in "Effects of the Reverse Stock Split - No Going Private Transaction" that your board does not intend for the reverse stock split to be the first step in a serious of plans or proposals of a going private transaction.  In addition to disclosing your board's intent, please also disclose, if correct, that the reverse stock split will not be the first step in a series of or proposals of a going private transaction.

The statement "The Reverse Stock Split will not be the first step in a series of plans or proposals of a going private transaction." has been added to the disclosure.

5.           We note the statement under "Effects of Reverse Stock Split - Regulatory Effects" that your common stock is currently registered under Section 12(b) of the Exchange Act.  Registration under Section 12(b) requires your common stock to be registered on a national exchange.  Because your common stock is quoted on the OTC Bulletin Board, it is not registered on a national securities exchange.  We also note that the cover page of your Form 10-K for fiscal year ended April 30, 2012 indicates that you have no securities registered pursuant to Section 12(b) or 12(g) of the Exchange Act.  Please revise the disclosure in "Effects of the Reverse Stock Split - Regulatory Effects" and in your next annual report on Form 10-K to disclose the section of the Exchange Act pursuant to which you are reporting.

Reference to Section 12(b) of the Exchange Act has been removed in the Schedule 14A.  The next annual report on Form 10-K will reflect that the Company reports under 12(g) of the Exchange Act.

Page | 3

Proposal No. 4

6.           It appears that the transaction between you and Open Gold Corp. includes an offer and sale under the Securities Act.  See Securities Act 145(a)(3)(ii).  Please tell us when Open Gold Corp. intends to file a registration statement to register such offer and sale.  If Open Gold Corp. intends to rely on an exemption from registration, then please tell us the exemption claimed and the basis for such exemption in light of Rule 145(a)(3)(ii).

The Proposal with respect to Open Gold Corp. has been removed from this filing.

7.           We note the statement in "-- Stockholder and Other Approvals" that the proposed sale constitutes the disposition of all or substantially all of your undertaking.  Schedule 14A requires disclosure of the information in Item 14 of Schedule 14A if action is to be taken with respect to a sale of all or any substantial part of a company's assets.  See Item 14(a)(14) of Schedule 14A.  Please revise to include the disclosure require by Item 14 of Schedule 14A.  However, if Open Gold Corp. intends to file a registration statement in response to the comment above, then please furnish the information required by Form S-4 in lieu of Item 14.  See Instruction 1 to Item 14 of Schedule 14A.

This Proposal has been removed from this filing.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ William L. Macdonald
William L. Macdonald